Putnam Management

100 Federal Street

Boston, MA 02110

January 18, 2022

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: David Manion

Re: Comments on public filings with the Securities and Exchange Commission (the “Commission”) for registered investment companies (the “Funds”) sponsored by Putnam Investment Management, LLC (“Putnam Management”)

Dear Mr. Manion:

This letter responds to the comments that you provided telephonically to Kevin Blatchford, Amanda Block, and Venice Monagan of Putnam Management and James Forbes of Ropes & Gray LLP, counsel to the Funds, on behalf of the staff of the Commission (the “Staff”) on December 15, 2021 regarding various of the Funds’ filings with the Commission. For convenience of reference, I have summarized each of the Staff’s comments before the Funds’ response.

1.	Comment: The “Portfolio composition” bar chart in the “Interview with your fund’s portfolio manager” section of Putnam Dynamic Risk Allocation Fund’s annual report dated May 31, 2021 shows that the Fund had short exposure to U.S. money markets equal to -99.6% of its net assets as of May 31, 2021. However, the Fund’s long exposure to short-term investments as of the same date (as reported in the schedule of Fund’s portfolio in the annual report) only equaled 68.6% of its net assets. Please provide an explanation as to how those two figures are to be reconciled.

Response: As stated in the Fund’s prospectus, the Fund uses leverage (including through the use of derivatives) to increase the Fund’s exposure to asset classes.  To the extent the Fund uses leverage, the Fund aggregates exposure to all asset classes as a percentage of its net assets may exceed 100%.  In the “Portfolio Composition” bar chart referenced above, the “U.S. money markets” category includes an offset for the leverage produced by the Fund’s derivative and other instruments, which is based on the notional value of those instruments and which resulted in a large negative weight for the category.  The purpose of this offset is to allow the allocations shown in the table to sum to 100% of the Fund’s net assets and to present a more complete picture of the impact of leverage on the Fund’s portfolio composition.

As noted in the footnote to the bar chart, the classifications used within the bar chart differ from those used within the schedule of the Fund’s portfolio in the financial statements.  Specifically, unlike the bar chart, the schedule of the Fund’s portfolio does not include an offset for the leverage produced by derivative and other instruments and reflects the unrealized appreciation (depreciation) of those instruments rather than their notional value.  This contributes to the difference between the percentage of the Fund’s net assets attributable to the “U.S. money markets” category, as shown in the bar chart, and the percentage of the Fund’s net assets attributable to “Short-term investments,” as shown in the schedule of the Fund’s portfolio.

To clarify the presentation of the Fund’s allocations in the bar chart in future shareholder reports, we intend to change the category label from “U.S. money markets” to “Other” and to revise the footnote disclosure that follows the bar chart as indicated below (additions denoted with underlined text, and deletions denoted with ~~strike-through~~ text):

Allocations are shown as a percentage of the fund’s net assets as of x/x/xx. ~~Cash and net other assets, if any, represent the market value weights of cash, derivatives, short-term securities, and other unclassified assets in the portfolio.~~ Allocations include the notional value of certain derivatives and other instruments (the economic value for purposes of calculating periodic payment obligations). A negative percentage reflects the effect of fund strategies that are designed to enhance performance if certain securities decline in value. Summary information may differ from the portfolio schedule included in the financial statements due to the inclusion of derivative securities, any interest accruals, ~~the exclusion of as-of trades, if any,~~ the use of different classifications of securities for presentation purposes, and rounding. Holdings and allocations may vary over time.

~~A negative percentage reflects the effect of fund strategies that are designed to enhance performance if certain securities decline in value~~ The “Other” category shown above includes cash, short-term securities, receivables and payables, other unclassified assets in the portfolio, and an offset for the leverage produced by the Fund’s derivative and other instruments, which may result in a negative weight.

2.	Comment: The Staff notes that some Funds (including Putnam Dynamic Risk Allocation Fund) have extensive investments in derivatives but only include general disclosure about derivatives in their prospectuses. Please consider tailoring the prospectus disclosure for each of these Funds to reflect the specific derivative instruments it uses as part of its principal investment strategies.

Response: We will review the disclosure in each Fund’s prospectus relating to the derivative instruments that the Fund uses as part of its principal investment strategies, and consider whether any changes to that disclosure are appropriate, in connection with the next amendment to the Fund’s registration statement.

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3.	Comment: The Staff notes that the second paragraph in the section “Notes to consolidated financial statements” of Putnam PanAgora Risk Parity Fund’s annual report dated August 31, 2021 states both that the Fund is “a non-diversified series of Putnam Investment Funds” and that the Fund “has adopted non-fundamental investment restrictions requiring the fund to be managed as a ‘diversified’ investment company.” Please reconcile those two statements in correspondence.

Response: Although Putnam PanAgora Risk Parity Fund was classified as a non-diversified fund at the time of its launch in September 2017, the Fund has operated as a diversified fund continuously since that time. As such, pursuant to Section 13(a)(1) of the Investment Company Act of 1940 and Rule 13a-1 thereunder, the Fund would require shareholder approval to resume operating as a non-diversified fund. Because the Fund has not obtained shareholder approval to resume operating as a non-diversified fund, the Fund has adopted non-fundamental investment policies to require the Fund to operate as a diversified fund going forward. The Fund’s existing fundamental investment policies relating to the Fund’s non-diversified status remain in place formally but functionally have been superseded by the more restrictive non-fundamental investment policies that are effectively required by Section 13(a)(1) and Rule 13a-1 thereunder.

4.	Comment: The Staff notes that each of Putnam Focused Equity Fund and Putnam Global Technology Fund is identified in its annual shareholder report as a non-diversified fund. Please confirm whether each Fund continues to maintain its non-diversified status. The Staff notes that, if either Fund has been operating as a diversified fund for more than three years, that Fund will require shareholder approval prior to changing its status back to a non-diversified.

Response: Both Putnam Focused Equity Fund and Putnam Global Technology Fund are classified as non-diversified funds. As of today’s date, Putnam Focused Equity Fund operates as a diversified fund and Putnam Global Technology Fund operates as a non-diversified fund. We confirm that each Fund has operated as a non-diversified fund within the past three years and, therefore, that neither Fund would require shareholder approval to resume operating as a non-diversified fund at this time.

5.	Comment: The Staff notes that several Funds (including Putnam Income Fund) have extensive investments in TBA (to be announced) commitments and other delayed delivery securities. The Staff further notes that, although these investments are discussed in the “Notes to the financial statements” section of the relevant Funds’ shareholder reports, they do not appear to be discussed in much detail in the Funds’ prospectuses. For each relevant Fund, please include a detailed discussion about these investments and their associated risks in both the prospectus and the shareholder report in the future.
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Response: For each Fund with extensive investments in TBA commitments and other delayed delivery securities, we will review the existing disclosure in the Fund’s prospectus relating to those investments and consider whether any enhancements to that disclosure would be appropriate in connection with the next amendment to the Fund’s registration statement.

6.	Comment: The Staff notes that several Funds (including Putnam Municipal Opportunities Trust) make investments in zero-coupon bonds but do not show any measure of the yield of those bonds (such as yield to maturity or purchase yield) in the schedules of those Funds’ investments. The Staff believes that, although it is not strictly required, it is best practice, where possible, to disclose some measure of yield for zero-coupon bonds.

Response: We will consider the feasibility and appropriateness of including a measure of the yield of zero-coupon bonds in the schedule of investments included in future shareholder reports for the relevant Funds.

7.	Comment: Please confirm whether any of the Funds are planning to enter into closing agreements with the Internal Revenue Service (“IRS”) with respect to any European Union (“EU”) tax reclaims or whether the Funds instead will apply the netting method when accounting for those reclaims. Additionally, please confirm if any Funds have incurred professional or compliance fees with respect to EU tax reclaims. If so, please disclose the accounting method the Funds have used or will use with respect to those fees.

Response: We confirm that, to date, the Funds have used the netting method to account for payments the Funds have received in connection with EU tax reclaims (last reclaims received were in 2016) and have not entered into any closing agreements with the IRS with respect to those reclaims. To date, the Funds have incurred professional fees, but not compliance fees, with respect to EU tax reclaims. The professional fees are accrued once the claims are filed. With regard to any future payments received in connection with EU tax reclaims, the Funds will determine whether it is appropriate to continue to apply the netting method or to enter into closing agreements with the IRS based on the nature of those payments.

8.	Comment: The Staff notes that each of Putnam American Government Income Fund, Putnam Arizona Tax Exempt Income Fund, Putnam Global Natural Resources Fund, and Putnam Global Utilities Fund has been merged away or liquidated. For each of these Funds, please make a final filing on Form N-CEN and change the Fund’s status on EDGAR from active to inactive.

Response: We confirm that each of the foregoing Funds will make its final filing on Form N-CEN and will have its status on EDGAR changed from active to inactive. We

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note that, for each Fund that is a registered investment company, the Fund’s EDGAR status is typically changed from active to inactive only after the Fund has submitted an application for deregistration as an investment company on Form N-8F, an order under section 8(f) of the Investment Company Act of 1940 has been issued declaring that the Fund is no longer an investment company.

I believe this letter addresses the Staff’s comments. Should you have any further questions, please do not hesitate to call me at (617) 760-2577. Thank you for your assistance.

Very truly yours,

/s/ Venice Monagan

Venice Monagan

Senior Counsel

Putnam Management

cc: James E. Thomas, Esq., Ropes & Gray LLP

James M. Forbes, Esq., Ropes & Gray LLP

Peter T. Fariel, Esq., Putnam Management

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